UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38315

CURO Group Holdings Corp.

(Exact name of Registrant as specified in its charter)

200 W. Hubbard Street, 8th Floor

Chicago, Illinois 60654

(312) 470-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 92

* The registrant is suspending its Section 15(d) reporting obligations with respect to the securities listed above in reliance on prior no-action positions taken by the staff of the Division of Corporation Finance of the Securities and Exchange Commission in relation to Rule 12h-3.

Pursuant to the requirements of the Securities Exchange Act of 1934, CURO Group Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CURO Group Holdings Corp.

Date: March 29, 2024	By:	/s/ Rebecca R. Fox
	Name:	Rebecca R. Fox
	Title:	Chief Legal and Administrative Officer